February 19, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D. C. 20549

United States of America

Attn: Lisa Sellars, Staff Accountant

Re: Imogo Mobile Technologies Corp. SEC Comment Letter January 8th, 2014,

and November 15th, 2013

Dear Ms. Sellars,

Amendment No. 1 fo Form 10-K for the fiscal year ended November 30, 2012

Item 9A: Controls and Procedures, page 13

Management’s Report on Disclosure Controls and Procedures, page 13

1.	We will ensure that our future filings will include our conclusion on the effectiveness of disclosure controls and procedures as of the most recent balance sheet date presented in our filing.

Management’s Report on Internal Control Over Financial Reporting, page 13

2.	We will ensure that future filings include a statement as to management’s responsibility for the establishment and maintenance of adequate internal controls of financial reporting.

Report of Independent Registered Public Accounting Firm, page 23

3.	We will ensure that future filings include audit reports that cover the appropriate time periods presented in our financial statements.

 Form 10-Q for the period ended August 31, 2013

Exhibit 31.1

4.	We will ensure that future filings have conformed signatures, and will file an amended Form 10-Q for August 31, May 31, and February 28 of 2013.

Form 8-K filed October 8, 2013

5.	We will submit a separate, substantive response to the SEC Comment Letter regarding the Form 8-K filed October 8, 2013 at the same time as this response letter.

We acknowledge that Imogo Mobile Technology Corp. is responsible for the adequacy and accuracy of the disclosures in SEC filings, that these comments or changes in disclosures does not foreclose the commission from taking action with respect to company filings, and that the SEC staff comments may not be used as a defense in any proceeding initiated under the federal securities laws of the United States.

Please do not hesitate to contact us again if we can allay any further concerns or answer any future questions.

Sincerely,

Stewart Irvine

President

Imogo Mobile Technologies Corp.